DEEP GREEN WASTE & RECYCLING, INC.

13110 NE 177th Place, Suite 293

Woodinville, WA 98072

(833) 304-7336

May 4, 2021

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Registration Statement on Form S-1
Filed April 16, 2021
File No. 333-255273

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 30, 2021 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted April 16, 2021 (File No. 333-255273) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed April 16, 2021

Risk Factors, page 11

1.

We note your disclosure on page 25 that the selling stockholders may also sell shares under Rule 144 of the Securities Act. We further note that you appeared to be a shell company and recently disclosed on the cover page of your quarterly report for the quarter ended, September 30, 2020, that you were a shell company. Please note that in light of your prior shell company status, the ability to sell under Rule 144 safe harbor may not be available for the resale of your securities at this time. Accordingly, please include a risk factor that discusses the specific resale limitations of Rule 144(i) on your shares or tell us how you have satisfied the conditions of Rule 144(i)(2). For additional guidance, refer to Question and Answer 137.01 of the Compliance and Disclosure Interpretations for Securities Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: In response to the Staff’s comments, the Company has added the following Risk Factor on page 17 of Amendment No.1 to the Company’s Registration Statement on Form S-1:

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

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At the present time, the Company is classified as a “shell company” under Rule 405 of the Securities Act. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (i) the Company files Form 10 information with the SEC when it ceases to be a “shell company”; (ii) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for 12 consecutive months; and (iii) one (1) year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their founder shares, as applicable, pursuant to Rule 144 without registration one year after we have filed current Form 10 type information.

General

2.

Given that you are currently subject to the periodic reporting requirements of the Securities Exchange Act, please revise your registration statement to remove the explanatory note suggesting that you are not subject to the reporting obligations and indicating that you will become a reporting company following effectiveness of this registration statement.

Response: In response to the Staff’s comments, the Company has removed the explanatory note suggesting that the Company is not subject to the reporting obligations and indicating that we will become a reporting company following effectiveness of this registration statement.

2

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 919-1278.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
President

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire

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